Exhibit 99.1

Modular Data Center Joint Development Agreement Signed Between PowerBank Corporation and Nodiac.ai

Agreement unlocks new revenue from PowerBank’s existing assets by co-locating containerized AI compute

Distributed, speed-to-power model pairs energy generation with AI compute to shorten transmission-queue bottlennecks

Toronto, Ontario, June 29, 2026 — PowerBank Corporation (NASDAQ: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a leader in independent energy development and asset ownership in North America, is pleased to announce the execution of a Joint Development Agreement (“JDA”) with Nodiac Development. (“Nodiac”) a distributed data center power infrastructure company specializing in the development and deployment of modular, containerized data centers co-located with energy assets.

Under the JDA, the companies intend to develop modular data centers at PowerBank sites that already hold generation and access to additional power, land, and permitting approvals. Nodiac deploys scalable, repeatable 1–20~ MW modular data center units at distribution-level interconnection points, bypassing the multi-year transmission and “large load” queue’s that delay traditional hyperscale builds.

PowerBank first announced its collaboration with Nodiac.ai in April, with the execution of a Letter of Intent between the companies. This agreement outlined the intention to leverage PowerBank’s portfolio of solar and Battery Energy Storage System (BESS) sites across North America for the purposes of deployment of distributed AI compute infrastructure on such sites.

PowerBank will advance current collaborations with Nodiac to evaluate additional sites. The JDA also establishes a framework for the joint development of modular data centers on selected sites and provides both companies with a framework for the distribution of cash flow from the projects.

The agreement comes at a time of unprecedented growth in electricity demand across North America, as artificial intelligence reshapes the power needs of the digital economy. In the United States, the International Energy Agency projects that electricity consumption from data centers will rise approximately 130% by 2030, accounting for nearly half of the country’s total growth in electricity demand over that period1. In Canada, the Ontario Independent Electricity System Operator (IESO) forecasts provincial electricity demand to grow 75% by 2050, from 151 terawatt-hours in 2025 to 263 terawatt-hours, with energy-intensive data centers among the fastest-emerging drivers, expected to account for roughly 13% of new demand by 20352. This pace of growth is placing significant strain on electricity grids and extending interconnection timelines for traditional, large-load builds. By co-locating modular data centers directly at PowerBank’s renewable energy sites which already hold generation, land, and permitting, the JDA advances a distributed, speed-to-power model designed to bring AI compute online in months rather than years, reinforcing the strategic vision PowerBank outlined in its June 4, 2026 announcement, AI Data Center Strategy Drives PowerBank’s Corporate Rebrand.

“The execution of this Joint Development Agreement marks an important step forward in our work with Nodiac. We are moving from a shared vision to a defined framework for developing modular data centers across our existing energy sites,” said Dr. Richard Lu, Chief Executive Officer of PowerBank Corporation. “PowerBank has spent years developing, owning, and operating renewable power across North America, and those same assets are now becoming the potential foundation for the distributed AI compute the digital economy depends on. By bringing generation and compute together at the same site, we can deliver speed-to-power for the AI industry while unlocking durable new value from infrastructure we already own. We intend to ensure the platform powering tomorrow’s economy is built on a clean, distributed, and resilient energy foundation.”

Robert Sher, CEO of Nodiac commented, “This agreement moves our partnership with PowerBank from evaluation into execution, giving us a defined framework to deploy modular data centers across one of the strongest renewable portfolios in North America. The single biggest constraint in AI infrastructure today is access to power, and PowerBank’s solar and BESS sites already have the generation, land, and interconnection in place to put compute to work in months rather than years. By building where power is ready today, we can scale speed-to-power for the AI industry while turning existing energy assets into new, high-value revenue, which is exactly the distributed model the market is moving toward.”

The JDA aligns with PowerBank’s strategic focus on AI compute infrastructure and modular data centers, which the Company recently established as a core strategic growth vertical alongside its solar and battery energy storage platform. PowerBank is featured as a Speed-to-Power power partner on Nodiac’s website. To learn more, visit the PowerBank IPP page here. With a development pipeline of over 1 GW and more than 100 MW of built renewable energy capacity across Canada and the United States, PowerBank’s existing portfolio of solar and BESS sites offers significant potential for modular data center co-location. The Company believes this initiative can generate meaningful new revenue streams from existing assets while supporting the sustainable development of North America’s digital economy.

About the Modular Data Center Market

The global modular data center market is experiencing rapid growth, driven by surging demand for scalable, energy-efficient, and rapidly deployable infrastructure to support cloud computing, edge computing, and artificial intelligence workloads. The market was valued at approximately $29 billion USD in 2024 and is projected to reach $75–$80 billion USD by 2030, representing a compound annual growth rate of approximately 17–18%3. North America leads the global market, accounting for approximately 41% of revenue share in 20243, driven by the increasing adoption of edge computing, a strong focus on energy-efficient infrastructure, and stringent data security and environmental sustainability considerations3. The combined growth of AI and machine learning is expected to further fuel demand for modular data center solutions worldwide, as organizations increasingly seek infrastructure that can be deployed quickly and scaled to meet the pace of AI investment4. Greenfield sites integrating onsite renewables are among the fastest-growing segments of the market5, underscoring the strategic alignment between clean energy development and next-generation digital infrastructure.

Nodiac and PowerBank will collaborate on deploying modular data centers at suitable sites within PowerBank’s portfolio, with terms to be negotiated on a site-by-site basis. The construction of any modular data center is subject to conclusion of a definitive terms for the specific site, receipt of required permits, technical feasibility and financing arrangements being in place.

Notes

[1] https://www.iea.org/reports/energy-and-ai/energy-demand-from-ai

[2] https://www.ieso.ca/Corporate-IESO/Media/News-Releases/2024/10/Electricity-Demand-in-Ontario-to-Grow-by-75-per-cent-by-2050

[3] https://www.grandviewresearch.com/industry-analysis/modular-data-center-market-report

[4] https://www.marketsandmarkets.com/Market-Reports/modular-data-centers-market-996.html

[5] https://www.mordorintelligence.com/industry-reports/modular-data-center-market

About PowerBank Corporation

PowerBank Corporation is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable, resilient, and behind-the-meter power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

About Nodiac.ai

Nodiac is an AI infrastructure development company focused on deploying modular data centers at existing power sites, delivering inference compute capacity in months rather than the years required by traditional builds. By co-locating at sites that already have power, land, and permits in place, Nodiac addresses one of the most urgent bottlenecks in AI infrastructure: getting compute online at the speed the market demands. With a pipeline exceeding 800 MW across 500+ identified sites in 30+ states, Nodiac works with independent power producers, utilities, and hyperscalers to unlock new, high-value revenue from existing energy assets with minimal disruption. Nodiac’s team brings deep experience from leading renewable energy firms, with over $26 billion in energy projects developed, financed, and operated around the globe. To learn more, visit www.nodiac.ai.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the details of the potential transaction with Nodiac; the suitability of solar and BESS sites to host a modular data center; potential revenues; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; execution of definitive agreements for suitable solar or BESS sites; that power is available to be sufficient to support a modular data center; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; failure to execute definitive agreements for suitable solar or BESS sites; power availability may not be sufficient to support a modular data center; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation